CENTAUR MUTUAL FUNDS TRUST

December 19, 2019

FILED VIA EDGAR

Ms. Rebecca Marquigny, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Centaur Mutual Funds Trust (“Trust”) (File Nos. 333-117597 and 811-21606)

Dear Ms. Marquigny:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 4, 2019 in connection with Post-Effective Amendment No. 27 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on October 16, 2019. Set forth below are summaries of the comments provided by the Staff and the Trust’s responses to such comments:

PROSPECTUS

LEBENTHAL ULTRA SHORT TAX-FREE INCOME FUND

Cover page

COMMENT 1. Per Item 1(a)(2) of Form N-1A, please associate the Fund’s ticker symbols with the Fund’s EDGAR class identifier and substitute the appropriate ticker symbols for the placeholders on the cover page.

RESPONSE 1. The requested changes will be made.

Fees and Expense Table (page 3)

COMMENT 2. As noted in the expense example preamble, please state in footnote 3 that the expense limitation agreement is contractual. Also, if a recoupment provision applies to fees and expenses waived under the expense limitation agreement indicate this, identify the period during which waived expenses may be recouped, and describe circumstances in which recoupment will apply.

RESPONSE 2. The Expense Limitation Agreement does not provide the Fund’s investment advisor the ability to recoup expenses or previously waived fees. Footnote 3 will be revised to read as follows (new text in bold italics):

“DCM Advisors, LLC (the “Advisor”) has entered into an Expense Limitation Agreement with the Fund (the “Expense Limitation Agreement”) under which it has contractually agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Fund and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, dividend expense on securities sold short, “acquired fund fees and expenses,” and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”)) to not more than .49% of the average daily net assets of each Class of Shares for the period ending December 31, 2021. The Expense Limitation Agreement may not be terminated prior to that date without the approval of the Board of Trustees (the “Board” or “Trustees”) of Centaur Mutual Funds Trust (the “Trust”). The Expense Limitation Agreement will terminate automatically if the Fund’s investment advisory agreement with the Advisor is terminated.”

COMMENT 3. The Year 1 expense example for Class A shares ($125) only shows the impact of the front-end sales charge, but not the impact of contingent deferred sales charge (“CDSC”) in Year 1. If appropriate, please provide a second expense example showing the effect of CDSC for Year 1 expenses of Class A shares.

RESPONSE 3. The expense example required by Item 3 of Form N-1A is based on a $10,000 investment. The CDSC apples to purchases of $250,000 or more of Class A shares. A shareholder who purchases $10,000 of Class A shares of the Fund would not be subject to a CDSC and therefore, a second expense example is not required.

Principal Investment Strategies (page 4)

COMMENT 4. The last paragraph on page 4 lists a large number of different types of investment instruments that may be included within the category of “municipal securities” and ends with: “Additionally, municipal securities include all other instruments that directly or indirectly provide economic exposure to income which is derived from municipalities.” Please clarify which of the instruments in this municipal securities universe are actually principal investments for the Fund.

RESPONSE 4. The last paragraph on page 4 and the second paragraph under the heading “Principal Investment Strategies” on page 10 will be revised to read as follows (new text in bold italics):

“Municipal securities are securities issued by or on behalf of states, territories and possessions of the United States, including the District of Columbia, and their respective authorities, political subdivisions, agencies and instrumentalities and other groups with the authority to act for the municipalities, the interest on which is exempt from federal income tax. The securities are issued to raise funds for various public and private purposes. Municipal securities may include, but are not limited to, variable rate demand obligations, short-term municipal notes, municipal bonds, tax exempt commercial paper, private activity and industrial development bonds, tax anticipation notes, and participations in pools of municipal securities. Municipal securities also include instruments evidencing direct ownership of interest payments or principal payments, or both, on municipal securities, such as tender option bonds and participation interests in all or part of specific holdings of municipal obligations, provided that the applicable issuer receives assurances from legal counsel that the interest payable on the securities is exempt from federal income tax. Additionally, municipal securities include all other instruments that directly or indirectly provide economic exposure to income which is derived from municipalities. The Fund may invest principally in any of the municipal securities described herein subject to overall availability, price, and the Advisor’s view of the needs and structure of the Fund’s portfolio at the time of purchase.”

COMMENT 5. The second sentence of the first paragraph on page 5 states: “The Advisor looks for investments in individual municipal securities that it believes will perform well over market cycles”. Please disclose how the market cycle is defined.

RESPONSE 5. The following new sentence will be added after the second sentence in the first paragraph on page 5 and the second sentence in the third paragraph under the heading “Principal Investment Strategies” on page 10 to read as follows (new text in bold italics):

“In managing the Fund’s investments, the Advisor buys and sells securities and investments for the Fund based on its view of individual securities and market sectors. The Advisor looks for investments in individual municipal securities that it believes will perform well over market cycles. The Advisor considers a market cycle to generally be a period of rising interest rates followed by declining interest rates or declining interest rates followed by rising interest rates, as well as, a period of change in the general economic trends of the overall economy such as inflation, deflation, expansion or contraction.”

COMMENT 6. The extent to which the disclosure describes the Advisor’s “value orientation” style is limited. Please provide a more enhanced description of this strategy in the principal investment strategy discussion required by Item 9 of Form N-1A.

RESPONSE 6. The last sentence in the third paragraph under the heading “Principal Investment Strategies” on page 10 will be revised to read as follows (new text in bold italics):

“The Advisor is value oriented and seeks to invest in municipal securities that it believes have the best relative value available in the market at the time the investment is made for the Fund. In assessing the best relative value municipal security available in the market, the Advisor seeks to perform a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity risk, and the legal and technical structure of the transaction. Additionally, the Advisor will generate value-oriented bids for unique municipal security positions from approved dealers. Finally, the Advisor seeks municipal securities that are relatively mispriced and under-valued, in the Advisor’s opinion, and, possibly due to supply/demand imbalances or "headline" misperceptions, offer special value relative to large general market offerings.

COMMENT 7. The third paragraph on page 5 states: “The Fund may also invest in municipal mortgage-backed and asset-backed securities, as well as auction rate securities and restricted securities.” In the corresponding principal investment strategy section discussion required by Item 9 of Form N-1A, please provide more information about the criteria the Advisor uses to select from among the available mortgage-backed, asset backed, auction rate and restricted securities.

RESPONSE 7. The second paragraph on page 11 will be revised to read as follows (new text in bold italics):

“The securities in which the Fund invests may have fixed rates of return or floating or variable rates. The Fund’s assets may at times be significantly or entirely invested in short-term municipal instruments such as variable rate demand notes, short-term notes and tax-exempt commercial paper. Their yields will vary as interest rates change. The Fund may also invest in municipal mortgage-backed and asset-backed securities, as well as auction rate securities and restricted securities. In deciding whether to purchase mortgage-backed, asset backed, auction rate or restricted securities, the Advisor will assess the expected quality of the issuer of the securities and whether the security adds to the overall diversification of the Fund’s portfolio. With respect to asset-backed securities, the Advisor will also evaluate the relative importance of the project to the local economy and the likelihood of a successful completion of the project. The Fund may invest a portion of its assets in municipal mortgage-backed securities at the Advisor’s discretion. The Fund may also invest in zero-coupon securities. Zero-coupon securities do not pay interest or principal until maturity and are bought at a price below the amount payable at maturity. The difference between the purchase price and the amount paid at maturity represents interest on the zero-coupon security.”

Principal Risks of Investing in the Fund (page 6)

COMMENT 8. If the Fund is advised by or sold through an insured depository institution, please include language required by Item 4(b)(1)(iii) of Form N-1A. If not, amend first sentence under the “Payments to Broker-Dealers and Other Financial Intermediaries” heading on page 10 of the prospectus.

RESPONSE 8. The following new paragraph will be added at the end of the heading “Principal Risks of Investing in the Fund” on page 9:

“An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

COMMENT 9. The Structured Product Risk on page 7 includes the following: “… a fund may receive a lower interest rate in return for such feature and will be subject to the risk that the put provider will be unable to honor the put feature (purchase the security).” If the Fund will invest principally in puts or calls, please indicate more clearly in the corresponding strategy summary disclosure. If not, revise the risk summary accordingly.

RESPONSE 9. The Fund does not intend to directly invest in options such as puts or calls as a principal investment strategy, but may invest in structured products that have put type features. The “Structured Product Risk” on page 7 describes the risk associated with the put type features in structured products in which the Fund may invest.

COMMENT 10. The concentration risk on page 8 states: “The Fund may invest more than 25% of its total assets in municipal housing authority obligations.” Please provide a corresponding statement in the principal strategy summary. Also with respect to the corresponding concentration policy on page 12 of the Statement of Additional Information (“SAI”), please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

RESPONSE 10. The Fund will not invest more than 25% of its total assets in municipal housing authority obligations and therefore, the concentration risk on page 8 and on page 14 will be deleted from the prospectus.

COMMENT 11. Please add a summary of the principal risks related to the Advisor’s “value oriented” investment strategy as described on page 5 or explain why such a risk disclosure would not be appropriate.

RESPONSE 11. The following new paragraph will be inserted after “Prepayment Risk” on page 7.

“Management Style Risk. The Advisor’s method of security selection may not be successful and the Fund may underperform relative to other mutual funds that have a similar investment objective. In addition, the Advisor may select investments that fail to perform as anticipated or achieve the value desired.”

The following new paragraph will be inserted after “Prepayment Risk” on page 13.

“Management Style Risk. The Advisor’s method of security selection may not be successful and the Fund may underperform relative to other mutual funds that have a similar investment objective. In addition, the Advisor may select investments that fail to perform as anticipated or achieve the value desired. The ability of the Fund to meet its investment objective is directly related to the success of the Advisor’s investment process and there is no guarantee that the Advisor’s assessment of an issuer’s operations and prospects or its judgements about the value of a particular investment for the Fund will be correct or produce the desired results.”

Sales Charges and Financial Intermediary Compensation (page 22)

COMMENT 12. The disclosure under this heading states: “The Distributor reserves the right to change sales charges, commissions and finder’s fees at any time.” Please explain to the Staff how shareholders would be made aware of any such charge

RESPONSE 12. The Fund will notify shareholders of any such change through a supplement to the prospectus or SAI as appropriate.

Contingent Deferred Sales Charges on Certain Redemptions of Class A Shares (page 24)

COMMENT 13. The last paragraph on page 24 states “If you redeem a portion of your shares, shares that are not subject to a CDSC are redeemed first, followed by shares that you have owned the longest. This minimizes the CDSC you pay.” Given that an investor has to request sales charge waivers at the time of purchase, please explain how a shareholder would be able to determine his or her eligibility. Specifically, how would she/he know whether a finder’s fee was paid.

RESPONSE 13. A shareholder will need to ask her/his financial advisor or intermediary to waive a finder’s fee. If a finder’s fee is paid, the financial advisor or intermediary is expected to disclose whether a CDSC is applicable to the shares purchased on the trade confirmation and/or account statement under applicable security rules and regulations.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investments, Strategies and Risks (page 2)

COMMENT 14. On page 7, the second paragraph begins with: “Dividends on auction rate preferred securities issued by a closed-end fund may be designated as exempt from federal income tax to the extent they are attributable to tax-exempt interest income earned by the closed-end fund on the securities in its portfolio and distributed to holders of the preferred securities.” Please confirm this sentence is applicable and if not, remove it.

RESPONSE 14. This sentence is applicable and describes the potential tax treatment of certain dividends of auction rate securities issued by closed-end funds in which the Fund may invest.

Management and Other Service Providers (page. 25)

COMMENT 15. Please provide complete information for interested trustee Marc Rappaport. Likewise, please complete any other missing disclosures that were incomplete at the time this amendment was filed.

RESPONSE 15. The requested changes will be made.

COMMENT 16. On the bottom of page 28, the penultimate paragraph refers to fiscal year end 10/31/18 while other SAI disclosures immediately following this disclosure appear to provide information based on a 12/31/18 year end date. Please explain to the Staff the rationale for the 10/31/18 date or reconcile as appropriate.

RESPONSE 16. The penultimate paragraph on page 28 will be revised to read as follows (new text in bold italics):

“The Board had four regular meetings and three special meeting during the fiscal year ended October 31, 2019. Messrs. Douglass and Speed attended all of those meetings. Since Mr. Rappaport’s term as Trustee did no commence until September 2019, he did not attend any of those meetings as a Trustee.”

Additionally, the Trustee compensation table on page 29 will be updated to include the information as of the Fund’s fiscal year ending October 31, 2019.

Thank you for your comments. If you have any questions or concerns regarding the responses contained herein, please contact the undersigned at (513) 346-4190.

Very truly yours,

/s/ Simon H. Berry

Simon H. Berry
Secretary

Copy to:

Marc Rappaport and Andrew Greenstein DCM Advisors, LLC

Tom Steed, Esq., Kilpatrick Townsend & Stockton LLP